Earnings Presentation Fourth Quarter and Full Year 2010 February 23, 2011 3:00pm UK time Exhibit 99.2

2 Page  23-Feb-11
Forward-looking statements
•
Certain statements made in this announcement may include “forward-looking statements” within the meaning of
Section 27A of the Securities Act and Section 21E of the US Securities Exchange Act of 1934.  These statements may be identified by the use of words like “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,”
“forecast”, “project,” “will,” “should,” “seek,” and similar expressions. These statements include, but are not limited to, statements as to the approximate value of the contract awards and the scope and location of our work thereunder, statements as to the date of commencement and completion of operations of contracts, statements as to the scope of each awarded contract expectations as to the Group’s performance in 2011, expectations as to the
Group’s approach to costs, risk, pricing, execution and position and direction of the market in 2011, statements contained in the "Outlook for Subsea 7 S.A." section, including the expected impact of a continued competitive pricing environment, the anticipated activity levels in the Conventional market in West Africa, the anticipation that delayed major SURF contracts will come to market and the timing of the offshore installation phase of such projects, the expectation for SURF contracts to increase in size and complexity in the medium-term, our ability to capture growth opportunities, statements as to the expected date of delivery of Seven Havila and Oleg Strashnov, statements as to the expected uses of the new $1 billion revolving credit and guarantee facility, expectations regarding our backlog and pre-backlog, the integration of Acergy S.A. and Subsea 7 Inc., the Board of Directors’
intention not to propose a dividend for consideration at the 2011 Annual General Meeting of Shareholders, the
expected costs relating to the acquisition of Borealis and the sources of such funds, the Group’s intention to delist from NASDAQ and deregister under the US Securities Exchange Act of 1934, statements as to the timing and dates of effectiveness of notices and filings to be made in connection with the delisting and deregistration process. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties.
The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: actions by regulatory authorities or other third parties;
unanticipated costs and difficulties related to the integration of Acergy S.A. and Subsea 7 Inc. and our ability to achieve benefits therefrom; unanticipated delays, costs and difficulties related to the combination transaction, including satisfaction of closing conditions; our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal and administrative proceedings or governmental enquiries; uncertainties inherent in operating internationally; the timely delivery of ships on order and the timely completion of ship conversion programmes; the impact of laws and regulations; and operating hazards, including spills and environmental damage.  Many of these factors are beyond our ability to control or predict.  Given these factors, you should not place undue reliance on the forward-looking statements.

Reflecting on 2010
3 Page  23-Feb-11
• Both Companies have had an excellent year and delivered good results driven by strong operational performances
• Results were positively impacted by a number of factors:
– Execution of contracts signed prior to 2009 with good profit margins
– Timing of operations on projects such as: PazFlor going offshore during the fourth quarter; Block 31 utilising Seven Seas; and Block 18 Gas Export Line, all of which performed strongly
– The continued strength of conventional activity in West Africa
– The successful completion of commercial negotiations, during the fourth quarter, on the Marathon Volund Project and the Mexilhao Project in Brazil, which has now completed

2010 – an excellent year
• We have achieved more than delivering good results, we have prepared the future
• We are very well positioned for short and long-term profitable growth:
– Our safety results have continued to improve
– We have announced the Combination of two strong companies
– We have continued to upgrade our fleet through new builds and acquisitions
– We have backlog of $6.3 billion for the combined two companies at the end of
December
– Supported by a strong balance sheet
• Very pleased with the progress the two Companies have made in 2010
• Optimistic for our combined future
23-Feb-11 4 Page

2010 – an excellent year
• Investment focused on core assets; vessels with high technical specifications:
• Acergy:
– Good progress on Borealis construction – delivery expected H1 2012
– Good progress on joint venture new builds - Seven
Havila,
our newbuild diving
support vessel, and Oleg Strashnov, a second heavy lifting vessel for SHL –
delivery expected in H1 2011
– Acquisitions of
Antares,
Polar Queen and Pertinacia
• Legacy Subsea 7 completed five–year $1 billion fleet enhancement programme:
– Delivery of Seven Atlantic and Seven Pacific
5 Page  23-Feb-11

Consistent Strategy and Priorities
• We remain focused on key markets with long-term, strong and sustainable growth characteristics; markets where we can differentiate ourselves, markets were we can achieve profitable growth
• Our priorities for the new Company remain the same:
– Safety
– Maintain discipline in our tendering processes
– Continue to enhance our engineering and project management expertise, knowledge management and controls
– Optimise costs without impeding our ability to grow profitably
– Continue to develop local content and talent
• While integrating the two companies and achieving targeted synergies
6 Page  23-Feb-11

7 Page 23-Feb-11 Subsea 7 S.A. financial statements Subsea 7 S.A. (formerly Acergy S.A.) financial statements highlights for the year and the quarter ended November 30, 2010

8 Page  23-Feb-11
Subsea 7 S.A. (formerly Acergy S.A.)
Income statement highlights
Three Months Ended Twelve Months Ended
In $ millions, except Adjusted EBITDA margin, share
and per share data
Nov.30.10
Unaudited
Nov.30.09
Unaudited
Nov.30.10
Audited
Nov.30.09
Audited
Revenue from continuing operations 717.2 621.9 2,369.0 2,208.8
Gross profit 231.8 166.7 668.0 525.0
Net operating income from continuing operations 152.9 113.5 436.1 342.7
Income before taxes from continuing operations 139.2 119.1 399.2 361.3
Taxation (45.1) (40.4) (130.8) (102.8)
Income from continuing operations 94.1 78.7 268.4 258.5
Net income from discontinued operations 29.6 2.4 44.6 7.2
Net income 123.7 81.1 313.0 265.7
179.2 163.3 559.3 488.3
25.0% 26.3% 23.6% 22.1%
Per share data (diluted)
$0.42 $0.39 $1.16 $1.29
$0.14 $0.01 $0.22 $0.04
$0.57 $0.40 $1.38 $1.33
Weighted average number of Common Shares and
Common Share equivalents outstanding
207.0m 206.2m 206.7m 183.8m
Adjusted EBITDA – continuing operations
Adjusted EBITDA margin – continuing operations
Earnings per share - continuing operations
Earnings per share - discontinued operations
Earnings per share – total operations

9 Page  23-Feb-11
Subsea 7 S.A. (formerly Acergy S.A.)
Cash flow highlights
Year Ended Year Ended
Nov.30.10 Nov.30.09
In $ millions Audited Audited
Net income 313.0 265.7
Depreciation, amortisation & impairment 123.2 145.6
Non-cash items 26.5 126.3
Tax paid (137.4) (59.9)
Changes in working capital (185.3) 68.4
Net cash generated from operating activities 140.0 546.1
Cash flows from investing activities:
Purchases of property, plant and equipment (503.9) (171.8)
Purchases of intangible assets (6.2) (4.6)
Proceeds from sale of assets (net of costs of sale) 2.5 73.6
Dividends received from associates and joint ventures 28.3 28.0
Investment in associates and joint ventures (14.0) (20.6)
Advances to associates and joint ventures - (5.0)
Net cash used in investing activities (493.3) (100.4)
Cash flows from financing activities:
Proceeds from / repayment of borrowings and issuance costs (11.1) 2.8
Proceeds from issuance of ordinary shares 4.6 1.6
Interest paid (15.8) (11.3)
Dividends paid to equity shareholders of the parent (42.2) (40.2)
Dividends paid to non-controlling interests (20.0) (4.9)
Net cash used in financing activities (84.5) (52.0)
Net (decrease)/increase in cash and cash equivalents (437.8) 393.7
Cash and cash equivalents at beginning of year 907.6 573.0
Effect of exchange rates on cash and cash equivalents (25.4) 44.5
Closing cash balances classified as assets held for sale (63.7) (103.6)
Opening cash balances classified as assets held for sale 103.6 -
Cash and cash equivalents at end of year 484.3 907.6

10 Page  23-Feb-11
Subsea 7 S.A. (formerly Acergy S.A.)
Balance sheet highlights
In $ millions as at
November
30, 2010
Audited
(1)
November
30, 2009
Audited
(1)
Property, plant and equipment 1,278.8 821.8
Interest in associates and joint ventures 215.1 190.3
Trade and other receivables 382.0 297.9
Assets held for sale 255.5 263.6
Other accrued income and prepaid expenses 242.3 212.8
Cash and cash equivalents
(2)
484.3 907.6
Other assets 131.5 139.1
Total assets 2,989.5 2,833.1
Total equity 1,259.3 1,099.2
Non-current portion of borrowings 435.3 415.8
Trade and other liabilities 673.3 624.1
Deferred revenue 217.8 279.8
Current tax liabilities 109.9 97.9
Liabilities directly associated with assets classified as held for sale 134.5 174.9
Other liabilities 159.4 141.4
Total liabilities 1,730.2 1,733.9
Total equity and liabilities 2,989.5 2,833.1
(1)
These figures have been extracted from the Audited Consolidated Financial Statements for 2010 & 2009
(2)
As at November 30, 2010 cash balances of $484.3 million exclude $63.7 million relating to Sonamet which as at this date is classified as an asset held for sale

11 Page 23-Feb-11 Subsea 7 Inc. financial statements Subsea 7 Inc. unaudited financial statements highlights for the year and the quarter ended December 31, 2010

12 Page  23-Feb-11
Subsea 7 Inc.
Income statement highlights
Three months ended Year ended
31/12/10 31/12/09 31/12/10 31/12/09
(Amounts in USD millions) Unaudited Unaudited Unaudited Audited
Revenue 509.2 538.2 2,022.7 2,439.3
Adjusted EBITDA 81.2 130.9 427.5 526.8
Net operating profit 42.6 96.4 291.3 404.0
Profit before tax 43.2 92.0 239.5 412.2
Profit attributable to equity
shareholders
31.3 64.5 162.2 288.4
Earnings per share, in USD per share
Basic 0.21 0.44 1.10 1.96
Diluted 0.21 0.42 1.09 1.94

13 Page  23-Feb-11
Subsea 7 Inc.
Cash flow highlights
Year ended
31/12/10 31/12/09
(Amounts in USD 1,000) Unaudited Audited
Net profit 161,848 288,351
Non-cash income statement items 256,569 254,527
Changes in working capital (144,689) 97,099
Cash generated from operations 273,728 639,977
Purchase of property, plant and equipment (208,268) (246,331)
Proceeds from sale of property, plant and equipment 3,103 1,413
Dividends received 230 16,336
Drawdown of loans - (150,000)
Proceeds from issue of convertible notes - 272,902
Repurchase of convertible notes (169,387) (75,486)
Proceeds from sale of available-for-sale financial assets 173,015 -
Other cash flows (100,766) (85,626)
Net (decrease)/increase in cash and cash equivalents (28,345) 373,185
Cash and cash equivalents at start of period 487,251 114,066
Cash and cash equivalents at end of period 458,906 487,251

14 Page  23-Feb-11
Subsea 7 Inc.
Balance sheet highlights
At 31/12/10 At 31/12/09
(Amounts in USD 1,000) Unaudited Audited
Assets
Non-current assets 1,368,312 1,306,219
Cash and cash equivalents 458,906 487,251
Other current assets 688,933 720,739
Current assets 1,147,839 1,207,990
Total assets 2,516,151 2,514,209
Equity and liabilities
Equity 1,349,612 1,187,288
Borrowings 234,379 468,540
Other non-current liabilities 105,300 107,202
Non-current liabilities 339,679 575,742
Borrowings 224,775 133,465
Other current liabilities 602,085 617,714
Current liabilities 826,860 751,179
Total liabilities 1,166,539 1,326,921
Total equity and liabilities 2,516,151 2,514,209

15 Page 23-Feb-11 Market Update Combination

16 Page  23-Feb-11
Market Update
• Conventional activity in West Africa is expected to remain strong in the short and medium-term. We expect contracts to come to market award in 2011 although timing remains difficult to predict.
SURF activity:
• Order book momentum underpinned by a robust oil price and rising tendering activity worldwide
• Execution and activity levels expected to rise although contracts signed in more challenging market conditions will impact negatively the Group’s Adjusted EBITDA margin in 2011
• Renewed activity in North Sea in a competitive pricing environment
• A number of major SURF contracts, in Australia, Brazil and West Africa, still expected to come to market award in 2011 (with offshore installation post 2011)
• Trend for subsea projects to continue to increase in size and complexity contributing to strong industry growth in the medium-term

17 Page  23-Feb-11
Combination completed on January 7, 2011
• Combination of Acergy S.A. and Subsea 7 Inc. completed on January 7, 2011. At which point Acergy S.A. was renamed Subsea 7 S.A.
• We are working with the OFT in the UK and are making progress on the remedies required
• Positive feedback from clients and employees
• Clear approach to integration – ‘keep things simple and move quickly’
• Expect to deliver synergies of at least $100 million run-rate improvement for 2013
• 6 weeks after completion, we are on track with our integration plan

18 Page 23-Feb-11 Appendices

19 Page  23-Feb-11
Financial highlights
Subsea 7 SA
(formerly Acergy SA)
Subsea 7 Inc
Twelve Months Ended Twelve Months Ended
In $ millions, except EBITDA margin
Nov.30.10
Audited
Nov.30.09
Audited
Dec.31.10
Unaudited
Dec.31.09
Audited
Continuing operations:
Revenue 2,369.0 2,208.8 2,022.7 2,439.3
Adjusted EBITDA 559.3 488.3 427.5 526.8
Adjusted EBITDA margin % 23.6% 22.1% 21.1% 21.6%
Backlog 3,552 2,848 2,799 2,798
Cash & cash equivalents 484.3 907.6 458.9 487.3
Earnings per share – $ per share (diluted)
Continuing operations $1.16 $1.29 $1.09 $1.94
Total operations $1.38 $1.33 $1.09 $1.94

20 Page 23-Feb-11 Appendix: Subsea 7 S.A. Additional Subsea 7 S.A. (formerly Acergy S.A.) financial highlights

23-Feb-11 21 Page
Subsea 7 S.A. (formerly Acergy S.A.)
Major project progression
Continuing projects >$100m between 5% and 95% complete as at November 30, 2010 excl. long-term ship charters
AFMED NEC SapuraAcergy JV
0% 20% 40% 60% 80% 100%
Block 17 (Angola)
ALNG (Angola)
PazFlor (Angola)
EGP3B (Nigeria)
Oso Re
(Nigeria)
Encana Deep Panuke (Canada)
Gumusut (Malaysia)

| | | | |
|---|---|---|---|
| | | | |
| | | | |

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seabed-to-surface

23-Feb-11 22 Page
Subsea 7 S.A. (formerly Acergy S.A.)
Backlog
Backlog by Service Capability
Convent
ional
22%
IMR/
Survey
2%
SURF
76%
Backlog by Award Date
2009
22%
2010
58%
<=2008
20%
Backlog by Execution Date
2013+
21%
2012
26%
2011
53%
In $ millions as at: Nov.30.10 Aug.31.10 Nov.30.09
Backlog
(1)
3,552 3,496 2,848
Pre-backlog
(2)
255 214 249
(1)
Backlog excludes amounts related to discontinued operations as of Nov.30.10: $nil, Aug.31.10: $14 million, Nov.30.09: $43 million
(2)
Pre-backlog reflects the stated value of letters of intent and the expected value of escalations on frame agreements
Backlog by Segment
SAM
21%
AME
1%
AFMED
70%
NEC
8%

23-Feb-11 23 Page
Subsea 7 S.A. (formerly Acergy S.A.)
Segmental analysis: 12 months ended November 30, 2010
Territory 1 Territory 2 For the twelve months
ended November 30, 2010
Audited
In $ millions
Acergy
NEC
Acergy
AME
Acergy
AFMED
Acergy
NAMEX
Acergy
SAM
Acergy
Corporate
Total –
continuing
operations
Revenue 568.1 179.8 1,361.4 34.6 214.3 10.8 2,369.0
Net operating income/(loss) 83.6 83.5 307.7 (0.4) 8.4 (46.7) 436.1
   Investment income 9.8
   Other gains and losses (18.0)
   Finance costs (28.7)
Net income before taxation from continuing operations 399.2

Territory 1 Territory 2 For the twelve months
ended November 30, 2009
Audited
In $ millions
Acergy
NEC
Acergy
AME
Acergy
AFMED
Acergy
NAMEX
Acergy
SAM
Acergy
Corporate
Total –
continuing
operations
Revenue 648.8 206.0 999.7 57.8 288.8 7.7 2,208.8
Net operating income 67.4 37.8 171.3 26.0 37.5 2.7 342.7
    Investment income 6.4
    Other gains and losses 43.6
    Finance costs (31.4)
Net income before taxation from continuing operations 361.3

23-Feb-11 24 Page
Subsea 7 S.A. (formerly Acergy S.A.)
Segmental analysis: 3 months ended November 30, 2010
Territory 1 Territory 2 For the three months
ended November 30, 2010
Unaudited
In $ millions
Acergy
NEC
Acergy
AME
Acergy
AFMED
Acergy
NAMEX
Acergy
SAM
Acergy
Corporate
Total –
continuing
operations
Revenue 190.5 6.4 441.6 22.8 53.3 2.6 717.2
Net operating income/(loss)
63.5 1.6 90.5 8.9 3.8 (15.4) 152.9
   Investment income 2.6
   Other gains and losses (5.6)
   Finance costs (10.7)
Net income before taxation from continuing operations  139.2

Territory 1 Territory 2 For the three months
ended November 30, 2009
Unaudited
In $ millions
Acergy
NEC
Acergy
AME
Acergy
AFMED
Acergy
NAMEX
Acergy
SAM
Acergy
Corporate
Total –
continuing
operations
Revenue 163.5 62.0 320.1 11.0 63.5 1.8 621.9
Net operating income/(loss) 36.3 10.4 65.4 9.2 13.2 (21.0) 113.5
    Investment income 1.6
    Other gains and losses 12.5
    Finance costs (8.5)
Net income before taxation from continuing operations 119.1

23-Feb-11 25 Page
Subsea 7 S.A. (formerly Acergy S.A.)
Adjusted EBITDA
•
The Group calculates adjusted earnings before interest, income taxation, depreciation and amortisation (‘Adjusted EBITDA’)
from continuing operations as net income from continuing operations plus finance costs, other gains and losses, taxation, depreciation and amortisation and adjusted to exclude investment income and impairment of property, plant and equipment and intangibles. Adjusted EBITDA margin from continuing operations is defined as Adjusted EBITDA divided by revenue from continuing operations. Adjusted EBITDA for discontinued operations is calculated as per the methodology outlined above.
Adjusted EBITDA for total operations is the total of continuing operations and discontinued operations.
•
Adjusted EBITDA is a non-IFRS measure that represents EBITDA before additional specific items that are considered to hinder comparison of the Group’s performance either year-on-year or with other businesses. The additional specific items excluded from Adjusted EBITDA are other gains and losses and impairment of property, plant and equipment and intangibles. These items are excluded from Adjusted EBITDA because they are individually or collectively material items that are not considered representative of the performance of the businesses during the periods presented. Other gains and losses principally relate to disposals of property, plant and equipment and net foreign exchange gains or losses. Impairments of property, plant and equipment represent the excess of the assets’ carrying amount that is expected to be recovered from their use in the future.
•
The Adjusted EBITDA measures and Adjusted EBITDA margins have not been prepared in accordance with International
Financial Reporting Standards (‘IFRS’) as issued by the International Accounting Standards Board (‘IASB’) nor as adopted for use in the European Union (‘EU’). These measures exclude items that can have a significant effect on the Group’s profit or loss and therefore should not be considered as an alternative to, or more meaningful than, net income (as determined in accordance with IFRS), as a measure of the Group’s operating results or cash flows from operations (as determined in accordance with IFRS) or as a measure of the Group’s liquidity.
•
Management believes that Adjusted EBITDA and Adjusted EBITDA margin from continuing operations are important indicators of the operational strength and the performance of the business. These non-IFRS measures provide management with a meaningful comparison amongst its various regions, as they eliminate the effects of financing and depreciation.
Management believes that the presentation of Adjusted EBITDA from continuing operations is also useful as it is similar to measures used by companies within Subsea 7’s peer group and therefore believes it to be a helpful calculation for those evaluating companies within Subsea 7’s industry. Adjusted EBITDA margin from continuing operations may also be a useful ratio to compare performance to its competitors and is widely used by shareholders and analysts following the Group’s performance. Notwithstanding the foregoing, Adjusted EBITDA and Adjusted EBITDA margin from continuing operations as presented by the Group may not be comparable to similarly titled measures reported by other companies.

23-Feb-11 26 Page
Subsea 7 S.A. (formerly Acergy S.A.)
Reconciliation of net income to adjusted EBITDA
Three-Months Ended
Nov 30, 2010
Three-Months Ended
Nov 30, 2009
In $ millions (except percentages)
Continuing Discontinued
Total
operations
Continuing Discontinued
Total
operations
Net income
94.1 29.6 123.7 78.7 2.4 81.1
Depreciation and amortisation 33.3 - 33.3 35.2 0.1 35.3
(Reversal of impairments) / impairments
(7.0) - (7.0) 14.6 1.0 15.6
Investment income (2.6) - (2.6) (1.6) - (1.6)
Other gains and losses 5.6 - 5.6 (12.5) (0.6) (13.1)
Finance costs 10.7 - 10.7 8.5 - 8.5
Taxation 45.1 9.3 54.4 40.4 2.8 43.2
Adjusted EBITDA
179.2 38.9 218.1 163.3 5.7 169.0
Revenue  717.2 37.9 755.1 621.9 29.5 651.4
Adjusted EBITDA %
25.0% 102.6% 28.9% 26.3% 19.3% 25.9%
Twelve-Months Ended
Nov 30, 2010
Twelve Months Ended
Nov 30, 2009
In $ millions (except percentages)
Continuing Discontinued
Total
operations
Continuing Discontinued
Total
operations
Net income
268.4 44.6 313.0 258.5 7.2 265.7
Depreciation and amortisation
119.4 - 119.4 131.0 0.1 131.1
Impairments
3.8 - 3.8 14.6 1.0 15.6
Investment income
(9.8) - (9.8) (6.4) - (6.4)
Other gains and losses
18.0 0.2 18.2 (43.6) 1.6 (42.0)
Finance costs
28.7 - 28.7 31.4 - 31.4
Taxation
130.8 14.9 145.7 102.8 6.7 109.5
Adjusted EBITDA
559.3 59.7 619.0 488.3 16.6 504.9
Revenue
2,369.0 83.4 2,452.4 2,208.8 114.8 2,323.6
Adjusted EBITDA %
23.6% 71.6% 25.2% 22.1% 14.5% 21.7%

23-Feb-11 27 Page
Subsea 7 S.A. (formerly Acergy S.A.)
Reconciliation of net operating income to adjusted EBITDA
Three-Months Ended
Nov 30, 2010
Three-Months Ended
Nov 30, 2009
In $ millions (except percentages)
Continuing Discontinued
Total
operations
Continuing Discontinued
Total
operations
Net operating income
152.9 38.9 191.8 113.5 4.6 118.1
Depreciation and amortisation
33.3 - 33.3 35.2 0.1 35.3
(Reversal of impairments) / impairments
(7.0) - (7.0) 14.6 1.0 15.6
Adjusted EBITDA
179.2 38.9 218.1 163.3 5.7 169.0
Revenue
717.2 37.9 755.1 621.9 29.5 651.4
Adjusted EBITDA %
25.0% 102.6% 28.9% 26.3% 19.3% 25.9%
Twelve-Months Ended
Nov 30, 2010
Twelve Months Ended
Nov 30, 2009
In $ millions (except percentages)
Continuing Discontinued
Total
operations
Continuing Discontinued
Total
operations
Net operating income
436.1 59.7 495.8 342.7 15.5 358.2
Depreciation and amortisation 119.4 - 119.4 131.0 0.1 131.1
Impairments
3.8 - 3.8 14.6 1.0 15.6
Adjusted EBITDA
559.3 59.7 619.0 488.3 16.6 504.9
Revenue  2,369.0 83.4 2,452.4 2,208.8 114.8 2,323.6
Adjusted EBITDA % 23.6% 71.6% 25.2% 22.1% 14.5% 21.7%

28 Page 23-Feb-11 Appendix: Subsea 7 Inc. Additional Subsea 7 Inc. financial highlights subsea 7

437
29
85
945
542
137
81
AP

www.subsea7.com
seabed-to-surface

29
Subsea 7 Inc.
Backlog (1/2)
23-Feb-11 Page
$2,800M
$2,798M
By Region
By Contract Type
31 Dec 2010                        31 Dec 2009
$2,798M
$2,800M
Lump Sum Day Rate
31 Dec 2010                        31 Dec 2009
1,304
1,167
942
783
1,858
2,015
871
North Sea Brazil NA Africa

23-Feb-11 30 Page Subsea 7 Inc. Backlog (2/2) $2,800M Year of Execution $1,527M $694M $329M $250M Lump Sum Day Rate 1,858 942 873 654 445 249 290 39 250 31 Dec 2010 2014 + 2013 2012 2011

23-Feb-11 31 Page
Subsea 7 Inc.
Segmental analysis
(Amounts in USD 1,000) North Sea Africa Brazil
North
America
Asia
Pacific
Global Total
Fourth quarter 2010 (Unaudited)
Revenue 204,980 114,976 127,353 22,856 38,991 - 509,156
Profit/(loss) before tax 37,049 34,185 (13,007) (1,214) 1,474 (15,282) 43,205
Fourth quarter 2009 (Unaudited)
Revenue 220,007 41,906 140,915 66,858 68,492 - 538,178
Profit/(loss) before tax 33,325 12,057 27,141 18,545 16,343 (15,444) 91,967
Full year 2010 (Unaudited)
Revenue 953,117 286,973 480,437 104,895 197,290 - 2,022,712
Profit/(loss) before tax 135,484 90,302 39,035 12,383 49,845 (87,535) 239,514
Full year 2009 (Audited)
Revenue 1,078,612 244,574 848,218 145,591 122,270 13 2,439,278
Profit/(loss) before tax 208,620 88,577 73,593 47,114 15,010 (20,714) 412,200
The “Global” segment comprises the global support functions, including the vessel and equipment management group which is responsible for the management and maintenance of the vessels and equipment; finance income and expense, derivative instrument fair value changes, net currency items, profits or losses on disposals of property, plant and equipment and share of profits from associates are also allocated to this segment

23-Feb-11 32 Page
Subsea 7 Inc.
Reconciliation of net profit to adjusted EBITDA
Three months
ended
Year ended
31/12/10 31/12/09 31/12/10 31/12/09
(Amounts in USD 1,000) Unaudited Unaudited Unaudited Audited
Net profit attributable to equity shareholders 31,165 64,468 161,848 288,351
Adjustments:
Taxation expense 12,040 27,499 77,666 123,849
Net financial items 493 5,558 53,041 (1,463)
Depreciation and amortisation 37,381 33,927 137,680 117,214
Loss/(profit) on disposal of property, plant & equipment 97 (547) (2,742) (1,160)
Adjusted EBITDA 81,176 130,905 427,493 526,791
Revenue 509,156 538,178 2,022,712 2,439,278
Adjusted EBITDA % 15.9% 24.3% 21.1% 21.6%
Subsea 7 Inc calculates “Adjusted EBITDA” (adjusted earnings before interest, taxation, depreciation and amortisation) as net profit adjusted for taxation, net financial items, depreciation, amortisation, impairments and profits or losses on disposals of property, plant and equipment

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